Filed Pursuant to Rule 424(b)(7)
Registration Statement No. 333-162065
PMFG, INC.
Prospectus Supplement No. 3 dated May 5, 2011
(To Prospectus dated November 25, 2009)
3,963,750 Shares of Common Stock
     This prospectus supplement No. 3 supplements information contained in the prospectus, dated November 25, 2009, relating to the offer and sale from time to time of up to 3,963,750 shares of our common stock by the selling stockholders identified in the prospectus. The shares of common stock being sold were issued or are originally issuable upon the conversion of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) and exercise of warrants (the “Warrants”) held or previously held by the selling stockholders. This prospectus supplement should be read in conjunction with the prospectus, and is qualified by reference to the prospectus, except to the extent that the information presented herein supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the prospectus, including any amendments or supplements thereto. We will not receive any of the proceeds from the sale of these shares, but we will incur expenses in connection with the offering.

The date of this prospectus supplement is May 5, 2011.

SELLING STOCKHOLDERS
     Effective as of May 2, 2011, John Montfort, a named selling stockholder in the prospectus, transferred the Warrant held by him to the Estate of John Montfort. Accordingly, the Warrant exercisable for shares of common stock previously held by John Montfort is now owned by the Estate of John Montfort.
     The Selling Stockholders table in the prospectus is hereby amended by deleting the line relating to John Montfort, and adding the line relating to the Estate of John Montfort, in order to reflect this transaction. The information is based on information provided by the Estate of John Montfort to us and is as of April 28, 2011, unless stated otherwise. Because the selling stockholder may offer all or some portion of the common stock, no estimate can be given as to the amount of the common stock that will be held by the selling stockholder upon termination of this offering. For purposes of the table below, however, we have assumed that after termination of this offering none of the shares covered by this prospectus supplement will be held by the selling stockholder. In addition, certain columns in the table present duplicate information because at the time the original prospectus was filed, none of the warrants were exercisable within 60 days.
     The selling stockholder has not held any position or office or had any material relationship with us or any of our predecessors or affiliates within the past three years. The selling stockholder has confirmed to us that it is not a broker-dealer or an affiliate of a broker-dealer within the meaning of United States federal securities laws.

	Shares of	Common Stock	Common Stock	Aggregate	Shares of	Percent of
	Common Stock	Beneficially	Being Offered	Amount of	Common Stock	Common Stock
	Beneficially	Owned Prior to	that is Issuable	Common	Beneficially	Beneficially
	Owned Prior to	the Offering	Upon Exercise of	Stock Being	Owned After	Owned After
Name of Selling Stockholder	Offering (1)	Being Offered (2)	the Warrants	Offered	Offering (3)	Offering (3)(4)
Estate of John Montfort(5)	754,639	375,000	125,000	375,000	379,639	2.2%

*	Less than 1%.

(1)	Includes, to the extent applicable, (a) shares issued upon conversion of the Series A Preferred Stock, (b) shares issuable upon exercise of the Warrants, all of which may be exercised within 60 days of May 5, 2011, and (c) any outstanding shares of common stock.

(2)	Consists of shares issued upon conversion of the Series A Preferred Stock and shares issuable upon exercise of the Warrants.

(3)	Under this prospectus supplement, the selling stockholders may offer all or some portion of the common stock issued upon conversion of the Series A Preferred Stock and issuable upon exercise of the Warrants. No estimate can be given as to the number of shares of our common stock that will be held by any selling stockholder upon termination of any sales. We refer you to the information under the heading “Plan of Distribution” in the prospectus. For purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus supplement will be held by the selling stockholders.

(4)	Percentage ownership is based on 17,541,868 shares of common stock outstanding as of May 3, 2011.

(5)	Jacqueline Barlow-Montfort and Ranan Wichler, co-executors of the Estate of John Montfort, have shared voting and investment power over these shares of our common stock.